                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO

                                 SCHEDULE 13E-3
                                 (Rule 13e-100)
                              TRANSACTION STATEMENT
         UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934 AND
                              RULE 13e-3 THEREUNDER

                  BLACK HAWK GAMING & DEVELOPMENT COMPANY, INC.
                      ------------------------------------
                              (Name of the Issuer)

                  BLACK HAWK GAMING & DEVELOPMENT COMPANY, INC.
                                  GAMECO, INC.
                              BH ACQUISITION, INC.
                                JEFFREY P. JACOBS
                      DIVERSIFIED OPPORTUNITIES GROUP LTD.
                        RICHARD E. JACOBS REVOCABLE TRUST

                                RICHARD E. JACOBS

                      ------------------------------------
                       (Names of Persons Filing Statement)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                      ------------------------------------
                         (Title of Class of Securities)

                                   092067 10 7
                      ------------------------------------
                      (CUSIP Number of Class of Securities)

                ------------------------------------------------------
Jeffrey P. Jacobs            Richard E. Jacobs, Trustee    Stephen R. Roark, President and
Chief Executive Officer      25425 Center Ride Road        Chief Financial Officer
Gameco, Inc.                 Cleveland, Ohio 44145         Black Hawk Gaming & Development
BH Acquisition, Inc.         (440) 871-4800                Company, Inc.
1001 North U.S. Highway One, #710                          240 Main Street, Box 21
Cleveland, Ohio 44113                                      Black Hawk, Colorado  80422
(561) 575-4006                                             (303) 582-1117

(Names, Addresses and Telephone Numbers of Persons Authorized to Receive Notices
          and Communications on Behalf of the Persons Filing Statement)
         --------------------------------------------------------------

                                   COPIES TO:

Edward G. Ptaszek, Jr.,  Esq.                   Samuel E. Wing, Esq.
Robert A. Weible, Esq.                          Jones & Keller, P.C.
Baker & Hostetler LLP                           1625 Broadway, Suite 1600
1900 East 9/th/ Street                          Denver, Colorado  80202
Cleveland, Ohio  44114                          (303) 573-1600
(216) 621-0200

This statement is filed in connection with (check the appropriate box):

a.     /x/      The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.    / /       The filing of a registration statement under the Securities Act of 1933.

c.    / /       A tender offer.

d.    / /       None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: /x/

                                  INTRODUCTION

     This Amendment No. 1 to Schedule 13e-3 Transaction Statement (the "Statement") is being filed in connection with the filing by Black Hawk Gaming & Development Company, Inc. ("Black Hawk") with the Securities and Exchange Commission (the "Commission") on September 21, 2001 of an amended preliminary proxy statement on Schedule 14A (the "Proxy Statement") in connection with a special meeting of Black Hawk's shareholders. At such meeting, Black Hawk's shareholders will be asked to vote to adopt and approve an Agreement and Plan of Merger dated as of April 25, 2001 (the "Merger Agreement") by and between Black Hawk, BH Acquisition, Inc. ("BH"), a Colorado corporation, and Gameco, Inc. ("Gameco"), a Delaware corporation. Under the Merger Agreement, BH will be merged with and into Black Hawk and Black Hawk will be the surviving corporation. Gameco is the sole shareholder of BH. As a result of the merger, Black Hawk will become a wholly owned subsidiary of Gameco and Black Hawk's shareholders (other than Gameco, BH, Diversified Opportunities Group Ltd. and their affiliates) will be entitled to receive $12.00 per share in cash for their shares of Black Hawk common stock.



     Jeffrey P. Jacobs is the Chairman and Chief Executive Officer of Black Hawk. Jeffrey P. Jacobs, through Jacobs Entertainment Ltd., and the Richard E. Jacobs Revocable Trust (the "Trust"), are controlling persons of Diversified Opportunities Group Ltd. ("Diversified") and own equally its membership interests. Richard E. Jacobs, the sole trustee of the Trust, is Jeffrey P. Jacobs' father. Diversified owns 1,333,333 shares or 32.3% of Black Hawk's outstanding common stock. Upon consummation of the Merger, Jeffrey P. Jacobs and the Trust will own equally all of the voting equity securities of Gameco and Gameco will own all membership interests of Diversified.


     Information concerning each of the foregoing filing persons not included in the Proxy Statement is as follows:


     (a) None of Black Hawk, Gameco, BH, Jeffrey P. Jacobs, Diversified, the Trust or Richard E. Jacobs (i) has been convicted in a criminal proceeding during the past five years (excluding any traffic violation or similar misdemeanor) or (ii) has been a party to any judicial or administrative proceeding during the past five years (except for any matter that was dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining it or him from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.


     (b) All of the filing entities referred to above were organized under the laws of a state of the United States. Richard E. Jacobs and Jeffrey P. Jacobs are citizens of the United States.

  The information in the Proxy Statement, including the appendices thereto, is hereby incorporated by reference and contains all information required in response to the items of this Statement, except that the Proxy Statement does not include the information in (a) or (b) immediately above or all of the exhibits listed below. The Proxy Statement will be completed and, if appropriate, amended prior to the time it is first sent or given to Black Hawk's shareholders. This Statement will be amended to reflect such completion or amendment of the Proxy Statement.

ITEM 16.  EXHIBITS.


     The following are filed with this Amendment No. 1 to Schedule 13E-3 pursuant to Item 1016 of Regulation M-A.

     (a)(1) Preliminary copy of Letter to Shareholders from J. Patrick McDuff incorporated by reference to Schedule 14A filed by Black Hawk on September 21, 2001.

     (a)(2) Preliminary copy of Notice of Special Meeting of Shareholders incorporated by reference to Schedule 14A filed by Black Hawk on September 21, 2001.

     (a)(3) Preliminary Proxy Statement, incorporated by reference to Schedule 14A filed by Black Hawk on September 21, 2001 including form of proxy card.






     (c)(2) Presentation of Robertson Stephens, Inc. to the Special Committee dated April 23, 2001.

                                   SIGNATURES

     After due inquiry and to the best of its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                              BLACK HAWK GAMING & DEVELOPMENT
                              COMPANY, INC.

                              By:  /s/ Stephen R. Roark
                                 ----------------------------------------

                              Name:  Stephen R. Roark
                              Title:  President and Chief Financial Officer

                              Date:  September 21, 2001


                              GAMECO, INC.

                              By:  /s/ Jeffrey P. Jacobs
                                 ----------------------------------------

                              Name:  Jeffrey P. Jacobs
                              Title:  President

                              Date:  September 21, 2001


                              BH ACQUISITION, INC.

                              By:  /s/ Jeffrey P. Jacobs
                                 ----------------------------------------

                              Name:  Jeffrey P. Jacobs
                              Title:  President

                              Date:  September 21, 2001


                              /s/ Jeffrey P. Jacobs
                              -------------------------------------------
                              Jeffrey P. Jacobs

                              DIVERSIFIED OPPORTUNITIES GROUP LTD.

                              By:   Jacobs Entertainment Ltd., its Manager


                              By:  /s/ Jeffrey P. Jacobs
                                 ----------------------------------------

                                 Jeffrey P. Jacobs



                              Date:  September 21, 2001



                              Richard E. Jacobs, Trustee

                              -------------------------------------------
                              Richard E. Jacobs Revocable Trust


                              Date:  September 21, 2001



                              /s/ Richard E. Jacobs
                              -------------------------------------------
                              Richard E. Jacobs

                                 EXHIBIT INDEX

Item No.                      Description
--------                      -----------

(a)(1) Preliminary copy of Letter to Shareholders from J. Patrick McDuff incorporated by reference to Schedule 14A filed by Black Hawk on September 21, 2001.

(a)(2) Preliminary copy of Notice of Special Meeting of Shareholders incorporated by reference to Schedule 14A filed by Black Hawk on September 21, 2001.

(a)(3) Preliminary Proxy Statement, incorporated by reference to Schedule 14A filed by Black Hawk on September 21, 2001 including form of proxy card.






(c)(2) Presentation of Robertson Stephens, Inc. to the Special Committee dated April 23, 2001.